SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1800, 635 8th Avenue S.W.

Calgary, Alberta, Canada T2P 3M3

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

EXHIBIT LIST

99.1        News Release dated April 26, 2012

99.2        Q1 2012 MD&A dated April 26, 2012

99.3        Q1 2012 Financials dated April 26, 2012

99.4        Q1 2012 CEO Certification dated April 26, 2012

99.5        Q1 2012 CFO Certification dated April 26, 2012

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  April 27, 2012

CE FRANKLIN LTD.

By: "signed"

Name: Derren Newell

Title:    Vice President and Chief Financial Officer